SO 3/6/03

VF 3-4-03**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimates average burden Hours per response . . .	12.00

03002279

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 53019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

THE TIBERIUS MASTER FUND LTD.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O WALKERS, WALKER HOUSE
(No. And Street)

GEORGETOWN, GRAND CAYMAN, CAYMAN ISLANDS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH PEDUZZI (345) 949-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name - *if individual state last, first, middle name)*

600 Grant Street (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

PK

OATH OR AFFIRMATION

I, JOSEPH PEDUZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE TIBERIUS MASTER FUND LTD., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Jason Peduzzi, Notary Public
City of Pittsburgh, County of Allegheny
My Commission Expires Jan. 31, 2007
Member, Pennsylvania Association of Notaries

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

THE TIBERIUS MASTER FUND LTD.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
TOGETHER WITH AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Shareholders of
The Tiberius Master Fund Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Tiberius Master Fund Ltd. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 12, on January 9, 2003, the Company withdrew its registration as a broker-dealer and redeemed shares representing 31% of net assets at that date.

PricewaterhouseCoopers LLP

February 21, 2003

THE TIBERIUS MASTER FUND LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

ASSETS:	
Cash and cash equivalents	$ 47,748,241
Securities owned, at market value	453,860,715
Due from brokers	179,128,570
Accrued interest	95,380
Accrued dividends	415,169
Receivable from affiliates	9,136
Investment in The Tiberius Qualified Master Fund Ltd., at cost	1,379,298
Other assets	723,172
Total assets	$683,359,681
LIABILITIES:	
Securities sold, not yet purchased, at market value	$578,200,158
Accrued expenses payable	864,484
Payable to affiliates	173,965
Total liabilities	579,238,607
NET ASSETS:	104,121,074
Total liabilities and net assets	$683,359,681
NET ASSET VALUE PER PARTICIPATING SHARE OUTSTANDING (101,965.46 shares outstanding)	$ 1,021.14

The accompanying notes are an integral part of this statement.

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

1. GENERAL

Organization and Nature of Business

The Tiberius Master Fund Ltd. (the "Company") was incorporated under the laws of the Cayman Islands, British West Indies, on October 18, 2000. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange, Inc. (the "Exchange"), acting as an options principal market-maker. The Company executes its transactions off the floor of the Exchange.

The Company operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Company. The Company's shareholders are collectively referred to as the "feeder funds." For the year ended December 31, 2002, the Company served as master fund to two feeder funds; The Tiberius Fund, L.L.C. and The Tiberius Fund Ltd. with varying ownership percentages throughout the year. At December 31, 2002 The Tiberius Fund, L.L.C. owned 68.97 % and The Tiberius Fund Ltd. owned 31.03% of the net assets of the Company.

The Company's depository and clearing functions are handled by Spear, Leeds & Kellogg and Merrill Lynch Professional Clearing Corp. (the "Clearing Brokers"), pursuant to two clearance agreements with the Clearing Brokers.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America and incorporate the following significant accounting policies:

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of less than 3 months to be cash equivalents.

Investments
Investment transactions and the related revenues and expenses are recorded on trade date. Equity securities owned that are listed on a national exchange are valued by utilizing the last sales price quoted during regular market hours on the valuation date. Options owned are valued at the average of the last available bid and asked price.

Interest and Dividends
The Company records interest income and expense on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allocation of Gains and Losses
The Company's results of operations (which are defined on a total return basis, inclusive of unrealized appreciation and depreciation and net of company expenses) are generally allocated proportionately on a monthly basis to the Participating Shares held in the Company by each feeder fund.

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

3. DUE FROM BROKERS

Due from brokers is comprised of cash held at the Clearing Brokers and net amounts receivable for unsettled securities transactions.

4. RECEIVABLE FROM AND PAYABLE TO AFFILIATES

Receivable from affiliates relates to expenses paid by the Company on behalf of its affiliates for which it is reimbursed. Payable to affiliates includes management fees payable to the investment manager, TF Asset Management LLC (the "Investment Manager") as of December 31, 2002.

5. JOINT BACK OFFICES

The Company has invested in two joint back offices with the Clearing Brokers which enables the Company to use the Clearing Brokers' capital to meet its margin requirements. The Company uses the cost method to account for these investments which are included in other assets on the accompanying statement of financial condition.

6. NET ASSETS

The Company is authorized to issue 4,999,990 Participating Shares, as defined in the Articles of Association, with a $0.01 par value, and 10 Management Shares, as defined in the Articles of Association, with a $0.01 par value. As of December 31, 2002, there were 101,965.46 Participating Shares issued and outstanding and 10 Management Shares issued and outstanding. Management Shares do not participate in the profit or loss of the Company. Subscriptions into the Company and redemptions of Company shares are calculated at the net asset value per share as of the preceding month-end.

7. INCOME TAXES

Under current Cayman Islands legislation, there is no income, corporate, capital gains or withholding tax, estate duty or inheritance tax payable by the Company. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The Company is, however, subject to a 30% withholding tax from dividends on U.S.-source dividends.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 or 6.667% of aggregate indebtedness, as defined. At December 31, 2002, the Company's net capital and excess net capital were $42,978,644 and $42,878,644, respectively. The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3 under provision k (2)(ii). The capital rules of the SEC also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements.

Proprietary accounts held at the Clearing Brokers ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the Clearing Brokers which require, among other things, for the Clearing Brokers to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

9. MANAGEMENT FEE

The Company pays the Investment Manager a management fee for managing the Company at an annual rate of 2% (0.1666% per month) of the Company's prior month-end net asset value, excluding any net asset value attributable to any tax-exempt employees' retirement fund that may be an investor in one of the Company's shareholders.

10. OFF-BALANCE SHEET RISK AND
CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market ("market risk") or failures of the other party to perform a transaction ("credit risk") exceed the amounts recorded for the transaction. A concentration of credit risk exists for the Company in its clearing arrangements with its two clearing brokers.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparties with which it conducts business.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. Subsequent market fluctuations may require purchasing the financial instruments at prices that may differ from the market value reflected on the statement of financial condition. These instruments include puts and calls written on stock and obligations arising from securities sold, not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value, and any change in market value is reflected in the accompanying statement of operations in net trading gain.

11. CONDENSED SCHEDULE OF INVESTMENTS

Accounting principles generally accepted in the United States requires that investment partnerships provide a condensed schedule of investments by investment type, geographic region and industry, which includes disclosure of investments in any single issuer whose market value exceeds 5% of net assets.

The Company has decided to present a condensed schedule of investments by industry. The investments consist almost entirely of equities and equity options.

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value:		
Common Stocks-		
Bermuda-		
Telecommunications	0.00%	$ 11
Total Bermuda	0.00	11

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Common Stocks (continued)-		
Brazil-		
Energy	0.13%	$ 134,460
Telecommunications	0.22	227,530
Total Brazil	0.35	361,990
Canada-		
Metals/Mining	0.32	327,868
Recreation/Entertainment	0.00	396
Total Canada	0.32	328,264
China-		
Industrial	0.00	4,861
Total China	0.00	4,861
Mexico-		
Broadcasting	0.00	8,143
Total Mexico	0.00	8,143
Sweden-		
Telecommunications	0.00	3,903
Total Sweden	0.00	3,903
Switzerland-		
Medical	2.81	2,927,381
Total Switzerland	2.81	2,927,381
Taiwan-		
Technology	1.72	1,792,674
Total Taiwan	1.72	1,792,674
United Kingdom-		
Telecommunications	0.26	271,800
Total United Kingdom	0.26	271,800
United States-		
Advertising	2.08	2,164,100
Broadcasting	14.69	15,298,904
Consumer products	37.28	38,811,209
Energy	9.67	10,071,776
Financial services	39.07	40,683,390
Industrial	20.04	20,869,889

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Common Stocks (continued)-		
United States (continued)-		
Medical	35.92%	$ 37,396,115
Recreation/Entertainment	5.36	5,577,453
Technology	25.66	26,715,986
Telecommunications	2.53	2,630,431
Transportation	1.32	1,374,736
Other	18.01	18,756,102
Total United States	211.63	220,350,091
Total Common Stocks	217.09	226,049,118
Call Option Contracts-		
Brazil-		
Energy	0.00	8,125
Telecommunications	0.06	61,375
Total Brazil	0.06	69,500
Bermuda-		
Financial Services	0.01	12,250
Telecommunications	0.00	1,500
Total Bermuda	0.01	13,750
Canada-		
Metals/Mining	0.32	332,500
Telecommunications	0.00	2,000
Total Canada	0.32	334,500
Finland-		
Telecommunications	0.08	85,000
Total Finland	0.08	85,000
Germany-		
Telecommunications	0.00	8,000
Total Germany	0.00	8,000
Japan-		
Consumer Products	0.03	27,200
Total Japan	0.03	27,200

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Call Option Contracts (continued)-		
Mexico-		
Telecommunications	0.00%	$ 9,000
Total Mexico	0.00	9,000
Netherlands-		
Consumer Products	1.82	1,898,350
Total Netherlands	1.82	1,898,350
Sweden-		
Telecommunications	0.00	2,000
Total Sweden	0.00	2,000
Switzerland-		
Medical	0.10	100,000
Total Switzerland	0.10	100,000
United Kingdom-		
Telecommunications	0.00	7,500
Total United Kingdom	0.00	7,500
United States-		
Advertising	0.13	136,750
Broadcasting	2.87	2,985,925
Consumer products	14.29	14,883,130
Energy	3.41	3,548,143
Financial services	28.70	29,885,278
Industrial	13.08	13,622,933
Medical	7.34	7,642,885
Recreation/Entertainment	1.20	1,249,035
Technology	12.57	13,091,995
Telecommunications	0.66	685,510
Transportation	0.02	18,500
Other	6.35	6,610,805
Total United States	90.62	94,360,889
Total Call Option Contracts	93.04	96,915,689
Put Option Contracts-		
Brazil-		
Energy	0.06	63,250
Telecommunications	7.37	7,673,830
Total Brazil	7.43	7,737,080
Canada-		
Metals and Mining	0.23	241,980
Total Canada	0.23	241,980

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Put Option Contracts (continued)-		
Finland-		
Telecommunications	0.04%	$ 40,000
Total Finland	0.04	40,000
Israel-		
Medical	0.01	13,500
Total Israel	0.01	13,500
Japan		
Consumer Products	0.02	17,000
Total Japan	0.02	17,000
Mexico-		
Telecommunications	0.01	15,000
Total Mexico	0.01	15,000
Netherlands-		
Consumer Products	2.84	2,960,750
Total Netherlands	2.84	2,960,750
South Africa-		
Investment fund	0.00	60
Total South Africa	0.00	60
Switzerland-		
Medical	0.56	587,000
Total Switzerland	0.56	587,000
Taiwan-		
Technology	0.61	637,515
Total Taiwan	0.61	637,515
United Kingdom-		
Telecommunications	0.07	69,750
Total United Kingdom	0.07	69,750
United States-		
Advertising	1.03	1,069,075
Broadcasting	7.91	8,231,495
Consumer products	14.98	15,601,355
Energy	2.67	2,782,555
Financial services	23.25	24,207,295
Industrial	15.41	16,044,473
Medical	15.82	16,470,400
Recreation/Entertainment	2.11	2,194,250

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Put Option Contracts (continued)-		
United States (continued)-		
Technology	13.89%	$ 14,463,080
Telecommunications	1.43	1,491,750
Transportation	1.51	1,572,700
Other	13.88	14,447,845
Total United States	113.89	118,576,273
Total Put Option Contracts	125.71	130,895,908
Total Securities Owned, at market value	435.84%	$ 453,860,715
SECURITIES SOLD, NOT YET PURCHASED, at market value:		
Commons Stock-		
Bermuda-		
Financial Services	0.07	77,250
Total Bermuda	0.07	77,250
Brazil		
Telecommunications	2.05	2,129,830
Total Brazil	2.05	2,129,830
Canada-		
Telecommunications	0.16	166,796
Total Canada	0.16	166,796
China-		
Industrial	0.00	2,722
Total China	0.00	2,722
Finland-		
Telecommunications	0.70	728,500
Total Finland	0.70	728,500
Germany-		
Telecommunications	0.21	215,227
Total Germany	0.21	215,227
Israel-		
Medical	0.03	30,880
Total Israel	0.03	30,880
Japan-		
Consumer Products	0.10	103,275
Total Japan	0.10	103,275
Mexico-		
Telecommunications	1.98	2,065,908
Total Mexico	1.98	2,065,908

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Commons Stock (continued)-		
Netherlands-		
Consumer Products	5.54%	$ 5,770,800
Total Netherlands	5.54	5,770,800
South Africa-		
Metals/Mining	0.20	203,816
Total South Africa	0.20	203,816
Switzerland-		
Medical	0.35	367,300
Total Switzerland	0.35	367,300
United Kingdom-		
Telecommunications	0.10	106,002
Total United Kingdom	0.10	106,002
United States-		
Advertising	1.81	1,888,987
Broadcasting	6.41	6,678,502
Consumer products	59.80	62,266,335
Energy	12.91	13,440,342
Financial services	86.09	89,632,097
Industrial	38.57	40,156,402
Medical	29.50	30,714,686
Recreation/Entertainment	4.29	4,463,243
Technology	62.00	64,552,704
Telecommunications	2.43	2,530,685
Transportation	0.38	396,757
Other	6.28	6,543,261
Total United States	310.47	323,264,001
Total Common Stocks	321.96	335,232,307
Call Option Contracts-		
Brazil-		
Transportation	0.01	13,500
Total Brazil	0.01	13,500
Canada-		
Metals/Mining	0.05	49,500
Telecommunications	0.00	1,150
Total Canada	0.05	50,650

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Call Option Contracts (continued)-		
Finland-		
Telecommunications	0.05%	$ 48,000
Total Finland	0.05	48,000
Mexico-		
Telecommunications	0.05	50,000
Total Mexico	0.05	50,000
Netherlands-		
Consumer Products	1.69	1,757,750
Total Netherlands	1.69	1,757,750
Switzerland-		
Medical	0.00	800
Total Switzerland	0.00	800
Taiwan-		
Technology	0.01	11,370
Total Taiwan	0.01	11,370
United Kingdom-		
Telecommunications	0.02	16,550
Total United Kingdom	0.02	16,550
United States-		
Advertising	0.04	40,348
Broadcasting	2.95	3,069,095
Consumer products	10.21	10,631,940
Energy	1.56	1,624,990
Financial services	14.46	15,057,449
Industrial	12.28	12,784,145
Medical	6.57	6,836,055
Recreation/Entertainment	2.09	2,179,718
Technology	9.90	10,303,748
Telecommunications	0.09	94,600
Transportation	0.00	9,250
Other	10.51	10,940,500
Total United States	70.66	73,571,838
Total Call Option Contracts	72.54	75,520,458

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Put Option Contracts-		
Bermuda-		
Telecommunications	0.00%	$ 2,020
Total Bermuda	0.00	2,020
Brazil-		
Telecommunications	7.06	7,353,940
Total Brazil	7.06	7,353,940
Canada-		
Metals/Mining	0.02	22,875
Telecommunications	0.99	1,032,000
Total Canada	1.01	1,054,875
Finland-		
Telecommunications	0.25	256,200
Total Finland	0.25	256,200
Germany-		
Telecommunications	0.00	1,500
Total Germany	0.00	1,500
Israel-		
Medical	0.01	13,500
Total Medical	0.01	13,500
Mexico-		
Telecommunications	0.23	235,500
Total Mexico	0.23	235,500
Netherlands-		
Consumer Products	3.58	3,723,240
Total Netherlands	3.58	3,723,240
South Africa		
Investment fund	0.00	30
Metals/Mining	0.03	28,500
Total South Africa	0.03	28,530
Switzerland-		
Medical	0.17	173,200
Total Switzerland	0.17	173,200
United Kingdom-		
Telecommunications	0.02	17,875
Total United Kingdom	0.02	17,875

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Put Option Contracts (continued)-		
United States-		
Advertising	0.93%	$ 963,750
Broadcasting	9.04	9,415,335
Consumer products	17.94	18,679,325
Energy	2.79	2,904,025
Financial services	20.86	21,717,063
Industrial	25.33	26,373,050
Medical	12.89	13,425,615
Recreation/Entertainment	3.21	3,342,520
Technology	35.73	37,198,080
Telecommunications	1.18	1,224,835
Transportation	1.47	1,531,540
Other	17.11	17,811,875
Total United States	148.48	154,587,013
Total Put Option Contracts	160.84	167,447,393
Total Securities Sold, Not Yet Purchased, at market value	553.29%	$ 578,200,158

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	INVESTMENTS IN SECURITIES GREATER THAN 5% OF NET ASSETS:		
	SECURITIES OWNED, at market value:		
	Common Stocks-		
	United States-		
	Broadcasting-		
418,055	AOL-Time Warner Inc.	5.26%	$ 5,476,521
	Consumer Products-		
92,625	The Proctor & Gamble Company	7.65	7,960,193
134,900	AmerisourceBergen Corp.	7.04	7,326,419
168,700	PepsiCo Inc.	6.84	7,122,514
		21.53	22,409,116
	Financial Services-		
533,750	JP Morgan Chase & Co.	12.30	12,810,000
106,600	Bank of America Corp.	7.12	7,416,162
		19.42	20,226,162
	Medical-		
252,300	Amgen Inc.	10.73	11,169,127
84,800	United Health Group Inc.	6.80	7,080,800
107,800	Eli Lilly and Company	6.57	6,845,300
		24.10	25,095,227
	Recreation/ Entertainment-		
115,400	Harley Davidson Inc.	5.12	5,331,480
	Technology-		
449,050	Verizon Communications Inc.	16.71	17,400,688
	Other-		
448,315	NASDAQ 100 Index Trust	10.84	11,290,987
	Call Option Contracts-		
	United States-		
	Financial Services-		
8,965	American International Group, Inc.	13.88	14,448,700
	Put option contracts-		
	Brazil-		
	Telecommunications-		
6,421	Telebras HOLDRS	7.37	7,673,830

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES OWNED, at market value (continued):		
	Put option contracts (continued)-		
	United States-		
	Financial Services		
10,498	JP Morgan Chase & Co.	8.97	9,341,440
	Other-		
5,884	S & P 500 Index	5.61	5,839,145
	SECURITIES SOLD, NOT YET PURCHASED, at market value:		
	Common Stocks-		
	United States-		
	Consumer Products-		
473,000	Eastman Kodak Company	15.92	16,573,920
158,300	Hershey Foods Corporation	10.25	10,675,752
189,900	Phillip Morris Companies Inc.	7.39	7,696,647
152,900	Coca-Cola Company	6.44	6,700,078
		40.00	41,646,397
	Financial Services		
341,159	America International Group, Inc.	19.22	20,009,109
307,075	Wells Fargo & Company	13.82	14,392,605
160,500	Golden West Financial Corp.	11.07	11,525,505
141,500	Goldman Sachs Group Inc.	9.26	9,636,150
52,500	USA Education Inc.	5.24	5,452,650
		58.61	61,016,019
	Industrial-		
543,663	General Electric Company	12.71	13,238,194
460,675	Tyco International Ltd.	7.56	7,868,329
		20.27	21,106,523
	Medical-		
165,400	Johnson & Johnson	8.53%	$ 8,883,634
98,000	Merck & Company, Inc.	5.33	5,547,780
		13.86	14,431,414
	Technology-		
273,300	International Business Machine Corporation	20.34	21,180,750
379,500	Microsoft Corporation	18.85	19,631,394
675,594	Cisco Systems Inc.	8.50	8,851,590
		47.69	49,663,734

THE TIBERIUS MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES SOLD, NOT YET PURCHASED (continued):		
	Common Stocks (continued)-		
	Netherlands-		
	Consumer products-		
63,000	Gucci Group NV	5.54	5,770,800
	Call option contracts-		
	United States-		
	Industrial-		
3,970	Sealed Air Corporation	6.19	6,445,600
	Put option contracts-		
	United States-		
	Broadcasting-		
7,201	AOL-Time Warner Inc.	6.47	6,735,580
	Consumer Products-		
3,355	Phillip Morris Companies Inc.	5.18	5,393,925
	Industrial-		
6,500	General Motors Corporation	6.73	7,007,700
7,184	General Electric Company	6.36	6,620,240
		13.09	13,627,940
	Technology-		
7,400	Cisco Systems, Inc.	6.38	6,642,750
3,500	Micron Technology Inc.	6.01	6,255,000
5,122	International Business Machines Corporation	5.32	5,543,760
		17.71	18,441,510
	Other-		
17,145	UAL Corporation	7.30	7,603,100
2,382	S & P 500 Index	5.65	5,879,750
		12.95	13,482,850
	Brazil-		
	Telecommunications-		
7,040	Telebras HOLDRS	7.06	7,353,940

12. SUBSEQUENT EVENT

Effective January 9, 2003, the Company withdrew its registration as a registered broker-dealer. A new entity formed in its place; The Tiberius Qualified Master Fund, Ltd. (the "New Master"). The New Master is a registered broker-dealer and a member of the Exchange. To facilitate this transaction, the Company contributed all of its net assets to the New Master in exchange for all of the issued and outstanding shares of the New Master. The Company then distributed to The Tiberius Fund Ltd. its portion of its shares in the New Master in full redemption of The Tiberius Fund Ltd.'s shares in the Company. The New Master will be exempt from registration under the Investment Company Act of 1940 (the "1940 Act") pursuant to Section 3 (c) (7) thereunder as its investors will be "qualified purchasers," as defined in Section 2 (a) (51) (A) of the 1940 Act.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

To the Shareholders of
The Tiberius Master Fund Ltd.:

In planning and performing our audit of the financial statements and supplemental schedules of The Tiberius Master Fund Ltd. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use management, the SEC, the Philadelphia Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003